December 14, 2022

Joseph Cascarano/Robert S. Littlepage

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenpro Capital Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021 Filed July 18, 2022

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 29, 2022

File No. 001-38308

Dear Messrs Cascarano and Littlepage,

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 2, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

* * *

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 59

1. As previously noted, on the date of filing of the Form 10-K, March 29, 2022, you disclose management had concluded that both your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2021. However, as disclosed in your Item 4.02 Form 8-K, management had determined that on March 25, 2022, the financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021 included in your quarterly reports on Form 10-Q should no longer be relied upon because of an error in the financial statements, requiring you to restate those financial statements. In light of the accounting error and non-reliance on previously issued financial statements, and as previously requested, please tell us what consideration your certifying officers have given to the conclusions indicating that you had effective internal control over financial reporting at December 31, 2021 and effective disclosure controls and procedures as of March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods that were restated, you should amend and disclose this determination. Otherwise, please explain to us why the discovery of the error did not affect your conclusions regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures.

Response:

The Company’s Current Reports on Form 8-K dated April 28, 2022 and May 6, 2022 and disclosure that management had determined that on March 25, 2022, the Company’s previously issued unaudited condensed consolidated financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021 included in its quarterly reports on Form 10-Q should no longer be relied upon, requiring the Company to restate those financial statements all stem from the same real estate transaction, which occurred during the first quarter of 2021.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Historical Account of Real Estate Transaction

●	Q1 2021:

One of our Hong Kong subsidiaries, which is involved in trading and leasing real estate properties in Hong Kong, recorded the sale of a real estate property as revenue when the property was sold to a buyer on February 10, 2021.

●	Q2 2021:

The buyer bought the property under a mortgage loan provided by a money-lending company, which is owned by our related party. The buyer’s first repayment commenced on March 9, 2021.

●	Q3 2021:

After the repayment of the first two installments, the buyer defaulted on her third and fourth installments although she insisted then that she would be able to pay them.

●	Q4 2021:

Unfortunately, by the end of 2021, after the buyer defaulted on further repayments and it became apparent (and she admitted) that she would not be able to make such repayments, the Company decided to treat the defaults as bad debts and made provision for uncollectible receivables.

During the Company’s annual audit in early 2022, the sale of the real estate and the appropriateness of the relevant accounting treatment were discussed between the Company and its auditors.

The Company believed the sales transaction had been completed and that the ownership in the real estate had been transferred to the buyer based on the fact and circumstances available pertaining to the transaction during that period of time. Hence, it recorded the sale of the property as revenue in the first quarter of 2021. At the end of 2021, when the buyer admitted that she was unable to pay the balance, the Company recorded it as a bad debt and made provision for uncollectible receivables.

The auditors opined that due to the buyer’s default in payment and there was no cash inflow through the mortgage loan arranged by the Company’s related party, the sales transaction should be reversed instead of making provision for uncollectible receivables based on the fact and circumstances available over a period of time pertaining to the occurrence of the transaction being recorded by the Company. After several discussions with our auditors, the Company agreed to adopt their advice to reverse the sales transaction. The relevant accounting items such as the cost of sales, the stock of property, the provision of uncollectible receivable and other income statement and balance sheet items were affected and the effect of such adjustments was cumulative. Changes to the first quarter’s financial figures affected the carried forward balance of each affected accounting items in subsequent financial statements. Accordingly, it was necessary to adjust the Company’s previously filed Form 10-Qs during the first three quarters of 2021, in order to be consistent with its audited financial statements and results in its Annual Report on Form 10-K for the year ended December 31, 2021.

The Company believes the restatements or amendments to the unaudited financial statements during the first three quarters of 2021 are not errors or mistakes. They are not a result of a numerical error, human mistake, or omissions but only a subsequent judgment in accounting treatment. It is noteworthy that each of the Company’s quarterly reports on Form 10-Q was reviewed by the Company’s auditors, who agreed with its accounting treatments. It is not unusual that the conditions for some transactions to change or fluctuate during the course of time resulting in corresponding changes in accounting treatments. For example, in this instance, the Company’s accounting treatment would have been different if the buyer resumed repayments in the first quarter of 2022.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Changes in accounting treatment do not necessarily mean that the prior accounting treatment and its reported results for certain transaction earlier in the year were incorrect or that internal controls over financial reporting were ineffective as they were derived from the facts and circumstances at that time. In certain instances, assigning an appropriate accounting treatment is subject to a judgment call, open to discussion or debate, and varies according to one’s point of view.

It is respectfully submitted that the Company’s change in accounting treatment in this instance is a result of such a variance in judgment. The Company acted in good faith and believed that its internal controls over financial reporting, disclosure controls and procedures at December 31, 2021 and as of March 31, 2021, June 30, 2021, September 30, 2021 were effective as it had made the relevant determinations with the facts and circumstances known at the relevant times. The decision to change the accounting treatment was a result of subsequent discussions with its auditors and in deference to their advice, with knowledge of all the facts and circumstances only known in early 2022.

If you have any questions regarding the above response, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW